This proposal was submitted by Mr. Peter Lindner, 1 Irving
Place, #G-23-C, NY,  NY 10003

 STUDY AND REWRITE OF CURRENT AMERICAN  EXPRESS CODE OF
CONDUCT

RESOLVED: An effort must be made to address significant social policy issues unrecognized by American Express, in its existing Code of Conduct.

THE PROBLEM: While the code has proven to be effective in part, it breaks down in the implementation of effective enforcement procedures, leaving affected employees suffering. Needless to say, when a set of rules and laws exist, but are not conscientiously enforced, they become merely window dressing.

ISSUE I: How easy it is for management to state that, 'ordinary business problems should be confined to resolution by management.' But, if it feels like harassment to the employee, for whom is it an 'ordinary business problem?' The affected employee often views what appears 'ordinary' to management, quite differently.
Management can often be part of the problem and sometimes are the perpetrators thereof.

ISSUE II: The decision, as to what constitutes 'ordinary business' and what constitutes 'significant discrimination' and/or 'significant harassment' in the corporate setting, requires an objective study by an objective body. With regard to employee verses management disputes, won't management always have the edge?

ISSUE III: When company policies and policy issues are in question, why shouldn't we turn to the votes of the shareholders...those most deeply affected by the results of these issues?

ISSUE IV: Can any one person having the clarity of vision and totally objective grasp of the laws, to be able to assemble all of the facts and pass down a truly unbiased decision.

PROPOSED SOLUTION: The appointment of a  'Justice
Committee,' or 'Truth Committee,' created to act as an investigative body, with the sole purpose of facilitating the enforcement of, what is otherwise, an excellently designed Code of Conduct. The ultimate goal and outcome of these investigations would be justice. The guidelines would be designed to be equally fair to management and employees. This committee might be modeled after the successful 'Truth Commissions,' in South Africa, designed to undo apartheid.

This committee would be comprised of stakeholders; i.e.,
experts, shareholders  and lawyers, who would look into
past cases, as far back as ten years, in order to  analyze
the fairness of present resolution methodology.     Using
these models, the committee would put into place a system of punishments and rewards, effective in the admission, or non-admission, of questionable events witnessed. Such a system is the only way to allay the fears, which obstruct admission of truth. Whether a monetary remuneration or the assurance of not being fired, the witness must be respected, even honored, and the perpetrator, punished by firing. Additional details on: www.AmexTruth.com

CONCLUSION: The expectation is that such a committee, supported by the shareholders, will be in within one year of acceptance, offering quarterly public reports. For, a lack of adherence to basic principles of conduct erodes confidence in the company and has affected, or will affect, the market price of the company's shares. Even worse, it erodes the human spirit, its willingness to trust and its ability to perform.